K&L Gates llp

599 lexington avenue

New york, NY 10022-6030

T 212.536.4816 F 212.536.3901

February 28, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Investment Trust II (the “Trust”) — File Nos. 002-90305 and 811-03999 Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on January 27, 2017, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 83 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 83 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on December 13, 2016, accession no. 0001133228-16-014567 (the “Amendment”). The Amendment relates to the registration of Class R6 shares of each of John Hancock Financial Industries Fund (“Financial Industries Fund”) and John Hancock Regional Bank Fund (“Regional Bank Fund”), each a series of the Trust (each, a “Fund” and, together, the “Funds”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment. Also, unless otherwise noted, the following comments and responses relate to each Fund.

Comments applicable to both Funds

General Comments

1.	Comment — On the cover, please provide the Title of Securities, as required by Form N-1A.

Response — The Trust has made the requested change.

2.	Comment — Please provide the exchange ticker symbol for Class R6 shares of the Fund on the front covers of each Fund’s prospectus and the Statement of Additional Information (the “SAI”).

Page 2 February 28, 2017

Response — The exchange ticker symbol of Class R6 shares of the Fund will be included on the front cover of the prospectus and the SAI when such class of shares is offered to the general public.

Prospectus Comments

3.	Comment — Under “Fund Summary — Fees and expenses,” if the Trust intends to designate Class R6 shares of the Fund as “Clean Shares” for purposes of the relief provided by the SEC staff in its no action letter to Capital Group (publicly available January 11, 2017) (“Capital Group”), please confirm that the conditions described in that letter have been satisfied.

Response — The Trust does not intend to designate Class R6 shares of the Fund as “Clean Shares” for purposes of the relief provided by the Capital Group letter. Accordingly, the Trust respectfully notes that no further confirmation is necessary in response to this comment.

4.	Comment — Under “Fund Summary — Fees and expenses” in the “Annual fund operating expenses” table, please either delete footnote no. 1 or disclose in the footnote any projected expenses that are unique to Class R6 shares.

Response —The Trust believes the footnote appropriately and adequately informs shareholders that the stated “other expenses” are estimated for the first year of operations of the Fund’s Class R6 shares and that investors could find this information useful when making an investment decision. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

5.	Comment — Under “Fund Summary — Principal investment strategies” and “Fund Summary — Principal risks,” please ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with the use of derivatives. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

6.	Comment — Under “Fund Summary — Principal investment strategies” it is stated that the Fund may invest in derivatives. Please explain how derivatives will be valued for purposes of the Fund’s 80% Policy.

Page 3 February 28, 2017

Response — The Trust reserves the right to use derivatives to count towards the Fund’s 80% Policy. The Fund generally uses market value to value derivatives in connection with its 80% Policy.

7.	Comment — Under “Fund Summary — Principal investment strategies” it is stated that the Fund may invest in publicly traded limited partnerships. Please add corresponding risk disclosure.

Response — In response to this comment, the Trust has added disclosure regarding the risk of investing in master limited partnerships, which the Trust believes to be generally applicable to all limited partnership investments. The Trust will continue to review this disclosure and make appropriate changes if warranted.

8.	Comment — Under “Fund Summary — Principal investment strategies,” it is stated that the Fund may invest in depositary receipts. Please add corresponding risk disclosure.

Response — The Trust will consider making changes in response to this comment in the next routine annual update of the Fund’s prospectus.

9.	Comment — Under “Fund Summary — Past performance,” please delete the sentence that reads: “All figures assume dividend reinvestment.” This statement is not required by Item 4(b)(2)(i) of Form N-1A.

Response — Although this statement is not required by Item 4(b)(2)(i), the Trust nevertheless believes that the statement provides useful information for investors when evaluating investment performance. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

10.	Comment — Under “Fund Summary — Past performance,” please delete the last sentence under the heading “A note on performance” as performance of the Fund’s Class A shares has been recalculated to apply the gross fees and expenses of Class R6 shares.

Response — Because the performance information for Class R6 shares is calculated using estimated Class R6 gross fees and expenses, the Trust believes that the sentence provides useful information to investors regarding the nature of the information presented. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

11.	Comment — Under “Who’s who — Additional information about fund expenses,” please delete the following phrase from the first sentence of the second paragraph, “In addition to any expense waivers and/or reimbursement arrangements described in ‘Fund summary - Fees and expenses’ on page 2 of this prospectus,” because there are no expense limitation arrangements disclosed in the fee table.

Page 4 February 28, 2017

Response — The Trust believes that the use of the word “any” in the cited phrase reasonably conveys that there may not be any expense limitations described in the fee table. As many John Hancock funds do have contractual expense limitation arrangements that are described in their fee tables, in the interest of uniformity of disclosure across funds, the Trust respectfully declines to make any changes in response to this comment.

12.	Comment — Under “Who’s who — Additional information about fund expenses,” please delete the phrase “that may not be waived” at the end of the second paragraph.

Response — In response to this comment, the Trust has revised the last sentence of the second paragraph as follows (deletions struck through and additions underlined):

Each such document also does not give rise to any contract or create rights in any individual shareholder, group of shareholders, or other person~~, other than with respect to any rights conferred explicitly by federal or state securities laws that may not be waived~~. The foregoing disclosure should not be read to suggest any waiver of any rights conferred expressly by federal or state securities laws.

13.	Comment — Under “Financial highlights” please replace the phrase, “last reporting period” with “date of this prospectus.”

Response — The Trust has made the requested change.

14.	Comment — The first paragraph of “Transaction policies — Limitation on exchange activity” states that “Decisions to reject or cancel purchase orders (including exchanges) in the fund are inherently subjective and will be made in a manner believed to be in the best interest of the fund's shareholders.” Please disclose if the Fund does not apply its limitations on exchange activity in a uniform manner.

Response — As the Trust believes that it applies its limitations on exchange activity in a uniform manner, the Trust respectfully declines to make any changes in response to this comment.

15.	Comment — Under “For More Information — Annual/semiannual reports to shareholders,” please consider revising the second sentence of this section to conform to Item 1(b)(1) of Form N-1A.

Response — The Trust will make changes in response to this comment in the next routine annual update of the Fund’s prospectus.

Page 5 February 28, 2017

SAI Comments

16.	Comment — Under “Those Responsible for Management,” please replace the birth year shown in the tables with information regarding the Trust’s Trustees and Officers with each Trustee’s and Officer’s age, as required by Item 17(a) of Form N-1A.

Response — Because the John Hancock fund complex is composed of over 200 funds with various fiscal year ends, numerous registration statement amendments are filed over the course of a year, including annual updates, new funds, and new share classes. As a result, it has been determined that stating the birth year of the Trustees and Officers is an administratively efficient method of providing information regarding the Trustees’ and Officers’ ages, and is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

17.	Comment — Please revise the “Compensation Table” under “Those Responsible for Management” to include all columns set forth in Item 17(b) of Form N-1A.

Response — In response to this comment, the Trust has added the following footnote to the Compensation Table:

The Trust does not have a pension or retirement plan for any of its Trustees or officers.

18.	Comment — In the table under “Those Responsible for Management — Trustee Ownership of Shares of the Fund,” please state each Trustee’s ownership of the Fund and other funds in the complex with the dollar ranges set forth in Item 17 of Form N-1A rather than stating a letter that references the dollar range.

Response — The Trust will make changes in response to this comment in the next routine annual update of the Fund’s SAI.

19.	Comment — Under “Investment Management Arrangements and Other Services — The subadvisory agreement — Subadvisory fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

Page 6 February 28, 2017

Specific Comments for Financial Industries Fund

20.	Comment — Under “Fund Summary — Principal risks,” please combine the specific “Financial services sector risk” and the general “Sector investing risk” in a single risk factor.

Response — The Trust will consider making changes in response to this comment in the next routine annual update of the Fund’s prospectus.

21.	Comment — Under “Fund Summary — Fees and expenses,” the fee table includes a line item for acquired fund fees and expenses incurred by the Fund. Accordingly, please add principal strategy and principal risk disclosure regarding investing in other investment companies.

Response — The Trust will make changes in response to this comment in the next routine annual update of the Fund’s prospectus.

Specific Comments for Regional Bank Fund

Prospectus Comments

22.	Comment — Under “Fund Summary — Principal investment strategies,” please define what constitutes a “regional bank.”

Response — The Trust will make changes in response to this comment in the next routine annual update of the Fund’s prospectus.

23.	Comment — Under “Fund Summary — Principal risks,” please combine the specific “Banking industry risk” and the general “Industry or sector investing risk” in a single risk factor.

Response — The Trust will consider making changes in response to this comment in the next routine annual update of the Fund’s prospectus.

24.	Comment — Under “Fund Summary — Past performance,” please delete the fourth sentence regarding the S&P Composite 1500 Banks Index, consistent with the next comment regarding the Fund’s benchmark indices.

Response — Consistent with its response to the next comment, the Trust has replaced the description of the S&P Composite 1500 Banks Index with a description of the S&P 500 Index, which has been designated the Fund’s secondary benchmark.

Page 7 February 28, 2017

25.	Comment — Under “Fund Summary — Past performance,” in the “Average annual total returns” chart, please consider reordering the benchmarks or clarifying why the S&P 500 Index is presented as the primary benchmark when the S&P Composite 1500 Banks Index appears to align more closely with the Fund’s investment strategies.

Response — The Trust will make changes in response to this comment in the next routine annual update of the Fund’s prospectus.

* * * * *

The Trust, on behalf of the Funds, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (212) 536-4816.

Sincerely,

/s/ George P. Attisano

George P. Attisano

cc: Sarah M. Coutu, Assistant Secretary of the Trust